United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 29, 2022		Head of Investor Relations

Vale’s Performance in 2Q22

July 29th, 2022

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

VALE

1. We are building a better Vale

Building a better Vale

De-risking
- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping
- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating
- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

Historical agreement with the Xikrin do Cateté indigenous people

- **40 years** of relationship
- 18 months of **engagement and dialogue**
- **Definitive solution** to end 15-year disputes
- Stakeholders involved: **Indigenous Leaders, Federal Public Prosecutors Office and Vale**


Indigenous Leader and Vale's CEO, Eduardo Bartolomeo

VALE

Note: The agreement with the Xikrin community was approved by the court responsible for the Onça Puma, S11D and Salobo projects. Approval is still pending for the Alemão and Ferro Carajás projects.

Upstream dams in Brazil: 40% eliminated by 2022E

Baixo João Pereira dam and Dike 4[1]: decharacterization **concluded**

Backup dam for Coqueirinho completed

B3/B4: 40% tailings removed, and conclusion anticipated to 2025[2]

9 structures eliminated since 2019


Eliminated upstream structures in Brazil
Unit per year
Concluded
40%
60%
7
5
3
2
4
2
2
2
5
3
30
2019–21
2022E
2024E
2025E2
2026E2
2027E
2029E
2035E
Total

[1] Dike 4 decharacterization was completed and final works in the site will continue along the second half of this year. [2] Due to the need to implement instruments, drilling and complementary engineering studies, the date of Campo Grande de-characterization conclusion changed from 2025 to 2026. Despite the change in the Campo Grande dam de-characterization deadline, the company maintains the commitment to de-characterize 18 structures of the program by 2025 due to the tendency to anticipate the completion of the B3/B4 dam works.

VALE

Business and Financial highlights

Iron Ore	• 2022's production guidance revised to 310-320 Mt • Solid production in Minas Gerais operations (38% increase q/q)
Base Metals	• Maintenance works affected nickel and copper quarterly production • 2022's copper production guidance revised to 270-285 kt
Climate change	• Decarbonization MoU with Nippon Steel (~50% of Scope 3 covered by MoUs[1]) • Second 100% electric locomotive received, powered by battery
Portfolio optimization	• Midwestern System divestment completed • Binding agreement to sell Vale's stake in CSP
Capital allocation	• US$ 3.0 billion dividend to be paid in September 2022 • 23% of current buyback program completed[2]

VALE

[1] Memorandum of Understanding. Also includes nondisclosure agreements to decarbonize ironmaking process. [2] As of July 28th, 2022. Approximately 114 million repurchased shares (23% of 3rd announced program)

Committed to generate solid shareholder returns

Stable dividends

Share buyback programs

Free cash flow returned to shareholder
US$ billion



Share buyback
Extraordinary dividends
Ordinary dividends
4.3
1.0
1.4
1.9
3.3
0.9
2.4
19.0
5.5
5.9
7.6
11.5
5.0
0.7
5.8
2018
2019
2020
2021
2022 YTD[1]

- **~22.3%** dividend yield since 2021[2]
- **584 million shares or 11.4%** of outstanding shares repurchased[3]
- **149 million shares** repurchased in 2Q22[4]

[1] As of July 28th, 2022. Also considers dividends announced on July 28th, 2022, to be paid in September 2022. [2] Including ordinary and extraordinary dividends paid in 2021 and 2022 (including announced). Considering share price and outstanding shares of December 31st , 2020. [3] Considering outstanding shares of March 2021. Considers programs announced in April 2021, October 2021 and April 2022 executed until July 28th, 2022. [4] Including repurchases from programs announced in October 2021 and April 2022 (2nd and 3rd programs).

VALE

2. Base Metals

Base Metals production impacted by maintenance works

Nickel production
kt


Canada
Indonesia
Brazil
3rd party feed
-24.0%
46
35
19
18
5
4
17
9
6
3
1Q22
2Q22

- Sudbury mines' run rates improved
- Planned maintenance at surface facilities
- Mine-mill maintenance in Q3: Ni concentrate inventories built in Q2
- PTVI furnace in heat up phase

Copper production
kt


Salobo
Sossego
Canada
-1.4%
57
56
34
4
19
30
5
21
1Q22
2Q22

- Mines operating well during the quarter
- Replacement of discharge trunnion at Sossego concluded
- Guidance revised down to 270-285 kt:
  - Additional maintenance in South Atlantic
- Planned temporary impact on copper from Canada in Q3: mine-mill maintenance

Decrease in forward copper prices and hedge in nickel weighed on price realization

Q2 Realized prices: Copper business[1]


Average LME Cu Price
9,513
Provisional price adjustments
2,976
QP², final prices and others
421
Copper realized price before discounts
6,958
LME comparable
TC/RC³ premium and discounts
465
Copper Realized Price
6,493
Marked-to-market position
End Q2: 31.7 kt @ ~US$8,300/t
End Q1: 44.5 kt @ ~US$10,400/t

Q2 Realized prices: Nickel business


Average LME Ni Price
28,940
Class 1 Premiums
905
Class 2 and Intermediates
795
Timing effects (QP² and others)
317
Nickel Price after Premium/ Discount and timing effects
29,367
FFP⁴ sales
261
Hedge Impact
2,885
Nickel Realized Price
26,221

[1] Sossego and Salobo only. Copper revenues from Canadian operations are accounted as Nickel by-products. [2] Quotational period. [3] Treatment Charge (TC) and Refining Charge (RC). [4] Firm Fixed Price.

Continued to advance in Base Metals' Agenda

Pivoting towards North Atlantic EV


Québec
Québec
Montréal
Bécancour

Québec
Investissement Québec
VALE

- **Status:** PFS completed
- **Capacity:** 25 kt Ni in sulphate
- Exploring **additional potential synergy** arrangements with partners

Other CAM investments in Bécancour

BASF We create chemistry
posco

STRATEGIC LOCATION

- Green and low-cost energy
- Environmental standards
- Logistics
- Workforce

Uniquely exposed to Indonesia


Sorowako
Bahodopi
Pomalaa

Bahodopi

- 73 kt Ni in FeNi
- CAPEX
  - –Mine (100% PTVI): ~US$ 400 mn
  - –RKEF JV (49% PTVI): US$ 2.3 bn (PTVI: US$ 1.1 bn)
- Startup: 2025

Pomalaa

- MoU for a 3-party relationship to process PTVI's nickel ores from Pomalaa block

VALE

3. Iron Ore

Our journey to recover capacity and increase flexibility in a discipline way

Main actions

- **Operational resumption:** new way to operate
- **Licensing:** stringent ESG standards
- **Projects:** adding new capacity and creating buffers

We are progressing on assets debottleneck

Serra Norte

- **Gelado project:** final construction and licensing stages for first phase's start-up in 4Q22
- **New ore bodies under licensing** and future development (N3 and N1/N2)
- Applying for **rolling licenses** to sustain production level

S11D

- **Four crushers** to process jaspilite and mobile plants **installation concluded**
- **Serra Sul 120 project's installation license granted**
- **Jaspilite restrictions:** New waste crusher required to process large compact blocks

Itabira

- **Itabiruçu dam:** raising works on progress with first phase conclusion by year end
- Development of **medium-term tailings disposal solutions**

Brucutu

- **Torto dam:** construction works completed and under licensing process until 4Q22
- **Licensing and development of tailings/waste stockpiles** areas

VALE

Vale revised its iron ore annual production guidance

- Stockpiles homogenization activities in Q2
- Midwestern System sale
- Slower licensing process
- Production level flexibility given current market conditions

Iron ore guidance – 2022
Mt



320-335
310-320
Previous guidance
New guidance

VALE

Sales strategy and suppy-chain flexibility allows value maximization

IO indexes spread vs. benchmark 62% Index
US$/t


MB 65%Fe
MB 58%Fe
MB 62%Fe Low Alumina
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
1H21
2H21
1H22

2Q22	• Lower silica discounts driven by **negative steel margins** • **More high-silica products** impacting Vale's mix, but **maximizing value**
2H22	• Seasonal **higher volumes in Northern System** • **Positive impact on Vale's avg. quality** premiums by mix
Medium & Long term	• **Industry's lower availability of low alumina** products • **Transition** to more **direct reduction** demand and carbon pricing • **Structural higher premiums**

VALE

4. Finance

EBITDA was impacted by lower prices, partially offset by higher volumes

EBITDA – 2Q22 vs. 1Q22
US$ million


6,374
1,376
1,805
110
175
126
5,534
EBITDA proforma 1Q22
Volume
Price¹
FX
Bunker & Spot price
Other²
EBITDA proforma 2Q22
• US$ 89 million of fixed costs, of which US$ 47 million related to maintenance in Base Metals

[1] Includes the impact of third-party purchase, royalties, distribution center, and leasing. [2] Includes costs and expenses, the impact of trading operations, the impact of by-products, and others.

Realized price impacted by provisional prices and sales mix

Iron ore fines' price realization – 2Q22

US$/t


Vale's realized price (US$/wmt)
• Sale of high-silica ores benefiting from higher market prices
• 23% of 1Q22 sales (12 Mt) provisioned at US$158.1/t
• Negative effect on 2Q22 revenue of US$ 247 million
• 21% of 2Q22 sales (13 Mt) provisioned at US$ 119.9/t vs. US$ 137.9/t 2Q22 avg.
• Negative effect on 2Q22 revenue of US$ 232 million
137.9
1.1
3.9
1.9
0.5
3.7
113.3
128.9
Average Reference Price 2Q22 (dmt)
Quality and premiums
Provisional prices in prior quarter
Lagged prices
Current prices
Provisional prices in current quarter
CFR reference (dmt)
Impact of pricing system adjustments

VALE

[1]Includes quality (US$ 0.0/t) and premiums/discounts and commercial conditions (US$ 1.1/t) [2] Adjustment as a result of provisional prices booked in 1Q22 at US$ 158.1/t. [3]Difference between the weighted average of the prices provisionally set at the end of 2Q22 at US$ 119.9/t based on forward curves and US$ 137.9/t from the 2Q22 62% Fe reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale's price is net of taxes.

Higher costs mostly driven by external effects

Iron ore fines & pellets EBITDA break-even – 2Q22

US$/t

	1Q22	2Q22
Vale's C1 cash cost ex-third-party purchase cost	18.7	20.9
Third-party purchases cost adjustments	2.5	3.3
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB	**21.2**	**24.2**
Iron ore fines freight cost	18.1	21.3
Iron ore fines distribution cost	1.7	2.2
Iron ore fines expenses & royalties	8.0	6.9
Iron ore fines moisture adjustment	4.4	4.9
Iron ore fines quality adjustment	(4.4)	(1.1)
Iron ore fines EBITDA break-even (US$/dmt)	**49.0**	**58.4**
Iron ore fines pellet adjustment	(4.7)	(6.2)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**44.3**	**52.2**

- Exchange rate: – US$ 1.0/t
- Consumption of Q1 inventories: – US$ 0.6/t
- Higher fuel costs: – US$ 0.4/t

- Higher bunker prices: – US$ 2.7/t
- Avg. freight cost 30% lower than C3 spot prices
- US$ 2.4/t of cost avoidance by scrubbers' installation

- Negative mix effect: US$ 3.0/t
- Lower unit premium: US$ 0.3/t

- Seasonal dividends received: US$ 1.0/t
- Higher pellet premiums and mix: US$ 0.5/t
- 44% higher contractual premiums for Q3

Liability management focused on extending the debt maturity

Debt amortization schedule[1]
US$ billion


Debt repaid/postponed
New debt
Principal amortization
0.5
0.1
0.6
0.1
0.8
6.6
2.1
2022
2023
2024
2025
2026
2027+

US$ 1.3 billion[1] of a cash tender offer in 2Q22

US$ 1.7 billion[1] of debt repaid/postponed for the next 5 years

Average maturity from 8.7 years[2] to **9.1 years**

No relevant amortization in the next **5 years**

[1] As June 30th, 2022. Includes principal and does not include interest and accrued interest. [2] As of December 31st, 2021.

EBITDA-to-cash conversion of 41%

Free cash flow – 2Q22
US$ million


• Collection of sales from 1Q22 with higher prices
• Partially offset by a higher volume of accrual sales in 2Q22 (10.0 Mt vs. 4.4 Mt in 1Q22)
• Share buyback: US$ 2.6 billion
• Tender offer: US$ 1.3 billion
5,534
428
556
1,213
1,293
605
2,295
3,749
1,454
2Q22 Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses[1]
Income Taxes & REFIS
CAPEX
Others[2]
Free Cash Flow from Operations
Cash management & others[3]
Decrease in cash & cash equivalents

[1] Includes US$ 402 million of disbursement of Brumadinho provisioned expenses and US$ 154 million of Brumadinho incurred expenses. [2] Includes shareholders debentures, interest on loans, derivatives, leasing, dividends paid to noncontrolling interest, and others. [3] Includes US$ 2.596 billion of share buyback, US$ 1.233 billion of debt repurchased, and US$ 80 million from the sale of the coal assets.

Closing remarks

Significant progress on the social and de-characterization agenda

Reshaped towards leaner asset portfolio, exposed to energy transition trend

New production targets following maintenance and market conditions

Capital discipline and superior return to shareholders to remain a priority

VALE

VALE